Christine M. DeBiase

General Counsel and Corporate Secretary

Brighthouse Financial, Inc.

Gragg Building

11225 North Community House Road

Charlotte, North Carolina 28277

Tel (980) 949-3626        Fax (212) 251-1546

December 5, 2016

Via EDGAR and E-mail

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington D.C. 20549

Attention:	Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

Re:	Brighthouse Financial, Inc.
Form 10-12B
Filed October 5, 2016
File No. 001-37905

Dear Ms. Hayes:

This letter responds to the comments set forth in the letter, dated November 3, 2016, to Anant Bhalla, Chief Financial Officer of Brighthouse Financial, Inc. (the “Company” or “we”), from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding the above-referenced registration statement on Form 10 filed with the Commission on October 5, 2016 (the “Registration Statement”).

Concurrently with this letter, the Company is electronically transmitting Amendment No. 1 to the Registration Statement (the “Amendment”), which Amendment includes an amended Information Statement as Exhibit 99.1 (the “Information Statement”), for filing under the Securities Exchange Act of 1934, as amended. The Amendment includes revisions made in response to the comments of the Staff as well as other changes. We have enclosed for your convenience one copy of the Amendment that has been marked to show changes made to the originally filed Registration Statement.

Each of the Staff’s comments is set forth in bold, followed by the Company’s response to each comment. As a result of the revisions to the Registration Statement, some page references have changed. The page references in the comments refer to the page numbers of the originally filed Information Statement and the page references in the responses refer to page numbers in the amended Information Statement. Capitalized terms used herein but not otherwise defined have the meanings assigned to them in the Amendment.

Ms. Suzanne Hayes

United States Securities and Exchange Commission

December 5, 2016

Exhibit 99.1 — Information Statement

Summary

The Distribution, page 13

1.	Please include a question and answer relating to whether MetLife can decide to cancel the distribution of Brighthouse common stock even if all the conditions have been met.

Response: The Company has provided the requested disclosure in the Amendment. Please see page 17 of the Information Statement in response to the Staff’s comment.

2.	We note your disclosures on pages 64 and 85 that you intend to incur substantial indebtedness in connection with the separation and will use a significant portion of the proceeds to pay a dividend to MetLife. Please provide information about this financing arrangement including the amount you intend to borrow and the amount that you intend to pay to MetLife.

Response: The Company expects to borrow a substantial amount of funds in connection with the separation in the form of bank debt or debt securities issued to third-party lenders or investors. The amount of borrowing will allow the Company to achieve the following goals at the time of the distribution:

•	adequate liquidity at the holding company;

•	a debt-to-capital ratio of approximately 20%; and

•	$3.0 billion of assets in excess of CTE95 to support the Company’s variable annuity contracts.

Consistent with these goals, the Company expects to use the proceeds of the borrowing to provide additional capital to the Company’s operating subsidiaries and liquidity to its holding company. Any borrowing in excess of the amounts needed to satisfy the Company’s goals will be paid to MetLife either as a dividend or as partial consideration for MetLife’s transfer of assets to the Company.

On December 2, 2016, the Company entered into a $3.0 billion three-year senior unsecured delayed draw term loan agreement with a bank syndicate. Amounts under the term loan agreement are available, subject to certain conditions, after the completion of the contribution by MetLife of entities to Brighthouse Intermediate Company (the “Initial Contribution”) and the completion of the contribution by MetLife of Brighthouse Intermediate Company to the Company. Alternatively, after the Initial Contribution, the Company may, subject to certain conditions, draw down amounts from available commitments provided that

Ms. Suzanne Hayes

United States Securities and Exchange Commission

December 5, 2016

Brighthouse Intermediate Company provides a guaranty of repayment of such obligations. There were no outstanding borrowings as of December 5, 2016. On December 2, 2016, the Company also entered into a $2.0 billion five-year senior unsecured revolving credit facility with a bank syndicate. Borrowings and issuances of letters of credit may commence after completion of the distribution, and shortly prior to the distribution if certain conditions are satisfied.

Response: The Company has provided the requested disclosure in the Amendment. Please see pages 15, 34, 67, 89, 174 and 175 of the Information Statement in response to the Staff’s comment.

Summary Risk Factors, page 18

3.	Please revise the description of your strengths, strategy and risks factors to ensure a balanced presentation. The risk factor discussion should be as prominent in detail and presentation as the discussion of your strengths and strategy. Please relocate the risk factor discussion to immediately follow the discussion of your strengths, expand each bullet to provide additional detail and highlight any risks relating to the spin-off and changes to your business by addressing them first.

Response: The Company has provided the requested revised disclosure in the Amendment. Please see pages 9 and 10 of the Information Statement in response to the Staff’s comment.

Risk Factors

We will incur significant indebtedness in connection with the separation…, page 31

4.	Please quantify the significant indebtedness. Similarly, revise “We will incur substantial indebtedness in connection with the separation, and the degree to which we will be leveraged following completion of the distribution and separation may materially and adversely affect our results of operations and financial condition.”

Response: The Company expects to borrow a substantial amount of funds in connection with the separation in the form of bank debt or debt securities issued to third-party lenders or investors. The amount of borrowing will allow the Company to achieve the following goals at the time of the distribution:

•	adequate liquidity at the holding company;

•	a debt-to-capital ratio of approximately 20%; and

•	$3.0 billion of assets in excess of CTE95 to support the Company’s variable annuity contracts.

Ms. Suzanne Hayes

United States Securities and Exchange Commission

December 5, 2016

Consistent with these goals, the Company expects to use the proceeds of the borrowing to provide additional capital to the Company’s operating subsidiaries and liquidity to its holding company. Any borrowing in excess of the amounts needed to satisfy the Company’s goals will be paid to MetLife either as a dividend or as partial consideration for MetLife’s transfer of assets to the Company.

On December 2, 2016, the Company entered into a $3.0 billion three-year senior unsecured delayed draw term loan agreement with a bank syndicate. Amounts under the term loan agreement are available, subject to certain conditions, after the completion of the Initial Contribution and the completion of the contribution by MetLife of Brighthouse Intermediate Company to the Company. Alternatively, after the Initial Contribution, the Company may, subject to certain conditions, draw down amounts from available commitments provided that Brighthouse Intermediate Company provides a guaranty of repayment of such obligations. There were no outstanding borrowings as of December 5, 2016. On December 2, 2016, the Company also entered into a $2.0 billion five-year senior unsecured revolving credit facility with a bank syndicate. Borrowings and issuances of letters of credit may commence after completion of the distribution, and shortly prior to the distribution if certain conditions are satisfied.

Response: The Company has provided the requested disclosure in the Amendment. Please see pages 15, 34, 67, 89, 174 and 175 of the Information Statement in response to the Staff’s comment.

5.	If you do not have a loan commitment, please disclose the possibility that you might not be able to enter into an unsecured credit facility on acceptable terms.

Response: The Company now has a loan commitment as discussed in the responses to comments 2. and 4.

We may experience difficulty in marketing and distributing products through our distribution channels, page 57

6.	We note your statement that a significant distributor has elected to suspend their distribution relationships with you. Please identify the distributor and provide additional disclosure about the impact that this has had or is expected to have on your operations.

Response. The Company has provided the requested disclosure in the Amendment. Please see page 60 of the Information Statement in response to the Staff’s comment.

Ms. Suzanne Hayes

United States Securities and Exchange Commission

December 5, 2016

The Separation and Distribution Reasons for the Distribution, page 68

7.	Please revise your disclosure to discuss how the distribution will impact MetLife’s potential re-designation as a non-bank systemically important financial institution and the applicability of the DOL Fiduciary Rule.

Response: In evaluating the efficacy of a potential separation transaction MetLife considered several business, operational and economic factors. The principal factors considered included (1) facilitating investors’ ability to independently value the Company and MetLife based on their respective operational and financial characteristics, (2) increasing the predictability of MetLife’s cash flows over time and (3) enabling the Company to take advantage of a retail dedicated platform to increase responsiveness to the U.S. retail market. While the separation will result in MetLife becoming a smaller and less complex organization, the principal Federal regulatory factor considered by MetLife was that the separation would mitigate the impact of a potential redesignation of MetLife as a non-bank systemically important financial institution (“SIFI”).

If MetLife were so re-designated as a non-bank SIFI prior to the distribution or while MetLife is deemed to control the Company, and the Federal Reserve Board implements rules that require insurers that are non-bank SIFIs to comply with capital standards or regimes that do not take into account the insurance business model and the differences between banks and insurers, the business conducted by the Company could subject MetLife to enhanced capital requirements that could put MetLife at a significant competitive disadvantage compared to its peer insurers that are not non-bank SIFIs. The Company, as a part of MetLife, could be required to raise the price of the products it offers, reduce the amount of risk it takes on, or stop offering certain products altogether. Separating the Company from MetLife would reduce the impact of any such enhanced capital requirements on MetLife, and potentially the Company, if MetLife were re-designated as a non-bank SIFI. However, the Company, because of its size, could be separately evaluated by the FSOC and designated as a non-bank SIFI and there can be no assurance that the Company will not be so designated. This is discussed on pages 48, 249, and 250 of the Information Statement.

The final DOL Fiduciary Rule on investment advice and related exemptions, which was released by the DOL on April 8, 2016, has many provisions that relate specifically to the sale of annuity products to qualified retirement plans and IRAs. Contracts entered into prior to April 10, 2017, the applicability date of the final regulations, are generally “grandfathered” and as such are not subject to the requirements of the rule and related exemptions. To retain “grandfathered” status, no investment recommendations may be made after the applicability date of the final regulations with respect to such annuity products that were sold to plans or IRAs.

Ms. Suzanne Hayes

United States Securities and Exchange Commission

December 5, 2016

MetLife sold its former Retail segment’s proprietary distribution channel, MetLife Premier Client Group, in July 2016 to Massachusetts Mutual Life Insurance Company to complete a transition to an independent third party distribution model. By ceasing to distribute retail IRA products and/or retail annuities sold into ERISA plans and IRAs through a proprietary distribution channel, MetLife and the Company believe that the applicability of the vast majority of the rule provisions targeted at those products under the DOL Fiduciary Rule will be reduced. The separation and distribution of the Company does not itself implicate the applicability of the DOL Fiduciary Rule.

Conditions to the Distribution, page 71

8.	Please clarify if you are able to waive any of the conditions. If you are, please identify the conditions that are subject to waiver.

Response: The Company has the ability to waive the conditions to the distribution to the extent described in the Information Statement. The Company has updated the disclosure in the Amendment to reflect this point. Please see pages 74 and 75 of the Information Statement in response to the Staff’s comments.

Brighthouse, page 82

9.	Please expand your discussion to identify and quantify the MetLife liabilities you intend to assume.

Response. The Company has provided the requested revised disclosure in the Amendment. Please see page 86 of the Information Statement in response to the Staff’s comment.

Recapitalization, page 85

10.	We note the tabular presentation of your planned financing and other capital transactions expected to occur before or at the time of the distribution. Please tell us your consideration of including unaudited pro forma financial statements in your filing to give effect to these transactions, as well as the eventual distribution of Brighthouse common stock. Refer to Article 11 of Regulation S-X.

Response: As of the date of the initial filing of the Registration Statement and the filing of the Amendment, none of the conditions in Regulation S-X Rule 11-01 were met and, therefore, no pro forma financial information relating to the transactions highlighted under Recapitalization were included in the filing. Specifically, as of the initial filing and the filing of the Amendment, none of the transactions occurred or were deemed probable since management was still developing the strategy for the Company’s financing and capital transactions,

Ms. Suzanne Hayes

United States Securities and Exchange Commission

December 5, 2016

some of which also require regulatory approval. Once the conditions are met, the Company will include pro forma information as required under Regulation S-X Rule 11-02 in subsequent amendments to the Registration Statement.

Summary of Critical Accounting Estimates

Liability for Future Policy Benefits, page 94

11.	You disclose that during the second quarter of 2016, MetLife accelerated its annual review of actuarial assumptions for its U.S. retail variable annuity business in light of the availability of a larger body of cumulative actual experience data than had been previously available. As a result of this review, you made changes to certain contract holder behavior and long-term economic assumptions. These updates resulted in a substantial charge ($1.7 billion, net of DAC and income tax) to earnings as well as shift in your accounting treatment for certain variable annuity guarantees from accrual-based insurance liabilities to fair value-based embedded derivatives. Please provide us with the following additional information:

•	Describe the new data that became available to you and explain why this data was unavailable prior to the second quarter of 2016;

•	Explain why the new data only accelerated the review of your variable annuities and no other products;

•	Describe in greater detail the changes you made to contract holder behavior and long-term economic assumptions and the drivers of those changes (i.e. what specific consumer behavior/long-term economic outlook changed from your prior actuarial review and how did those changes specifically impact your assumptions concerning annuitization, lapses and withdrawals and risk margins);

•	Provide us with an analysis, citing relevant accounting guidance, supporting your determination that fair value-based embedded derivative accounting is now appropriate for these types of contracts, considering the changes in assumptions; and

•	Tell us why you refer to this as a shift in your accounting. Provide us an analysis as to whether or not it represents an accounting change pursuant to ASC 250 and, if so, the type of change and how your accounting and disclosure complies with ASC 250.

Response: The following provides additional information regarding the data availability, the changes made to certain assumptions, and the accounting treatment relating to the accelerated annual actuarial assumption review during the second quarter of 2016.

Ms. Suzanne Hayes

United States Securities and Exchange Commission

December 5, 2016

Description of New Data and When Available

Recognizing that variable annuity assumptions would impact many aspects of its planned separation of its former Retail segment, MetLife accelerated a review of its U.S. variable annuities experience in the second quarter of 2016. While the Company first offered its guaranteed minimum income benefit (“GMIB”) products in 2001, only the Company’s newer versions launched in 2005 have additional product features that contract holders may select. It is these newer versions that make up a substantial portion of the Company’s GMIB block and, given the ten year waiting period before these features can be selected by contract holders, the Company has only since 2015 begun to observe “sufficient and credible” evidence of policyholder behavior relating to these various features.

In the first half of 2016, MetLife participated in an industry annuitization experience study conducted by an independent consultant (the “Study”). The Study was based on data from twelve companies, including MetLife, representing those with GMIB contracts that were eligible for annuitization from January 2008 through December 2015. Upon its completion we were given access to the Study. According to the Study, expirations of the required waiting period, at which time options are exercisable, on this block nearly tripled since 2014 increasing credibility over previous studies. The Study noted that GMIB annuitization rates are low and getting lower and, more specifically, that those that allow dollar-for-dollar withdrawals are much lower. The Company believed that this additional industry annuitization information corroborated the credibility of the Company’s annuitization data.

Why New Data Accelerated the Review of Only Variable Annuities

This emerging data, as supplemented by the Study, was only pertinent to variable annuities since GMIB features are only available on variable annuities. The annual assumption review for the Company’s remaining products was completed as originally scheduled during the third quarter of 2016 and the impact of that review is included in the presentation on page 113 of the Information Statement.

Changes Made to Contract holder Behavior and Long-term Economic Assumptions and the Drivers of Those Changes

Key Features of the GMIB

The 2016 second quarter assumption changes primarily related to the following features of the GMIBs:

•	Elective Annuitization Guarantee Option (“EAGO”). Provides a lifetime annual payment (including a period for a specified number of years) based on applying a guaranteed rate to the guaranteed income benefit base to determine the income benefit.

Ms. Suzanne Hayes

United States Securities and Exchange Commission

December 5, 2016

•	Automatic Annuitization. If, at any time during the accumulation phase, the account value drops to zero through a combination of withdrawals, fees and market performance, the contract will automatically annuitize.

•	Dollar-for-Dollar. Contract holders may in any one year withdraw, without penalty and regardless of the underlying account value, a portion of their account value up to a percentage of the benefit base.

•	Guaranteed Principal Option (“GPO”). First introduced in 2005, this feature, which is unique to the Company’s GMIBs, provides the contract holder with an option to take a lump sum in lieu of annuitizing. The GPO allows contract holders to receive a return of their original purchase payments if the account value has dropped below that level after 10 years. The GPO does not step-up or roll-up and is only available if the account value is less than the purchase payments made in the first 120 days.

Key 2016 Second Quarter Assumption Changes

The major GMIB assumption changes during the second quarter of 2016 were:

•	Elective annuitization rates. GMIB claims are largely driven by if and when contract holders elect to use the EAGO. When this benefit was originally priced there was sparse utilization experience. An accumulation of the Company’s own experience, as further supported by the Study, provided evidence that indicated a lower emerging utilization of the EAGO than was originally used in its pricing. As a result, the Company reduced its assumptions for elective annuitization.

•	Partial withdrawal rates. The GMIB also allows contract holders to take income via partial dollar-for-dollar withdrawals. The commencement of partial withdrawals is driven by attained age and Federal income tax required minimum distribution requirements. The Company reviews partial dollar-for-dollar experience each year and adjusts assumptions periodically based on emerging experience. In the second quarter of 2016, the Company further increased its expected dollar-for-dollar withdrawals assumption rates at higher attained ages.

•	Ultimate lapse rates. Since inception, the Company has assumed that the more valuable a contract is (i.e., the more the contract is “in the money”), the less likely the contract holder would lapse or terminate the contract. Although the Company had changed lapse assumptions in prior years, based on its experience since its last review, the Company further lowered its assumption of ultimate lapse rates.

Ms. Suzanne Hayes

United States Securities and Exchange Commission

December 5, 2016

•	GPO Utilization. The Company has recently observed lower GPO utilization than was originally considered in pricing. This experience is based on limited Company specific data, and there is no industry data for this specific and unique feature. As such, the Company considered competitor annuity “buy-out” programs, which the Company believes are analogous to the GPO contractual features for purposes of projecting contract holder behavior. These buy-out programs also showed low acceptance or utilization. Therefore, the Company reduced its GPO assumed utilization rate, which is applied to all age groups.

•	Risk Margin. As part of the assumption review, the Company refined its method for determining a margin for risks that cannot be hedged, which risks primarily include uncertainty with respect to policyholder behavior. Specifically, the Company refined its method to incorporate the present value of the cost of required capital held for such behavior risks, including those related to GMIB annuitization and GPO utilization assumptions. This refinement resulted in an increase in the embedded derivative fair values primarily related to the GMIBs.

Relevant Accounting Guidance Considering the Changes in Assumptions

As disclosed in Footnote 1 Business, Basis of Presentation and Summary of Significant Accounting Policies of the Company’s December 31, 2015 financial statements on page F-18 of the Information Statement, the Company accounts for the GMIBs either as insurance liabilities (under ASC 944) or as embedded derivatives (under ASC 815-15) based on whether the payments of the guarantees are dependent on (i) the occurrence of a specific insurable event (ASC 815-10-15-13 “insurance” scope exception) and (ii) whether the guarantee meets the “net settlement” requirement under ASC 815-10-15-83(c) embedded derivative guidance.

The EAGO is not in the scope of ASC 815-15 because it lacks net settlement as contract holders must give up their account value to receive the guarantee. The EAGO is accounted for as a UL-type insurance contract with liabilities established under ASC 944 (formerly SOP 03-1) based on expected annuitizations.

When contract holders do not elect the EAGO or the GPO but do take dollar-for-dollar withdrawals, the account value may eventually be reduced to zero. If that occurs, contract holders automatically receive a fixed income annuity with a period certain payout lasting from five to ten years followed by life contingent payments. In this scenario, the period certain payout represents an embedded derivative under ASC 815-15 accounted for at fair value since it meets the net settlement criterion (e.g., the contract is net settled through a period-certain annuity with no consideration paid by the contract holder) and is not life contingent. Any payments beyond the guaranteed period are not embedded derivatives and are accounted for under ASC 944 since they are life contingent.

Ms. Suzanne Hayes

United States Securities and Exchange Commission

December 5, 2016

All of the assumption changes highlighted above increase the likelihood that a greater number of contract holders will have their account values eventually reduce to zero before the election of the EAGO or GPO and thus be automatically annuitized into fixed annuities with guaranteed payout periods. The resulting increase in contracts with features accounted for as embedded derivatives during the second quarter of 2016 is what the Company has described as a “shift in accounting” on page 99 of the Information Statement.

ASC 250 Analysis and Reference as a Shift in Accounting

As indicated above, the change in the measurement of the Guarantees was based on the Company’s accounting policy for GMIBs and not by a change in accounting principle pursuant to ASC 250-10-45-1 through 16. The change in the GMIB assumptions represents a change in accounting estimate pursuant to ASC 250-1-45-17 through 18 and, therefore, the impact of the change in measurement of the liability was recognized during the second quarter of 2016. The Company has used the terminology “shift in accounting” to simplify the discussion of the change in the accounting measurement model of GMIBs given the increase in contract features now accounted for as embedded derivatives.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Six Months Ended June 30, 2016 Compared with the Six Months Ended June 30, 2015

GMLB Riders Liabilities, page 139

12.	You disclose the unfavorable change in the carrying value of the GMLB Rider liabilities decreased income (loss) before provision for income tax by $4.9 billion ($3.2 billion net of tax) primarily due to 1) changes in actuarial assumptions related to rider utilization 2) the impact from a decline in long-term interest rates during the period and 3) a favorable change from the impact of adjustments related to nonperformance risk and risk margin. Please revise to separately quantify the impact each of these items had on your results of operations. Refer to Item 303(a)(3) of Regulation S-K.

Response: The Company has revised the disclosure on page 143 of the Information Statement to quantify the changes in actuarial assumptions related to the rider utilization, market risk factors and the related changes from the impact of adjustments to nonperformance risk and risk margins.

GMLB Riders Actuarial Assumption Review, page 140

13.	You disclose in this section that the annual assumption review is included in the amounts discussed above. However, you disclose under GMLB Riders Liabilities that the related amounts exclude the impact of the actuarial assumption review. Please revise for clarification.

Ms. Suzanne Hayes

United States Securities and Exchange Commission

December 5, 2016

Response: The discussion is intended to explain the impact of all changes, including the actuarial assumptions. However, the Company also discloses the impact to the GMLB Rider liabilities for business factors other than the assumption updates. To make this distinction more evident, the Company has clarified the discussion of GMLB Rider liabilities on page 143 of the Information Statement to first present the change to net income (loss) including the effects of the actuarial assumption review and then disclose the impact to net income (loss) excluding the impact of the review.

Please note the Company used a similar approach in the segment operating earnings discussions. Accordingly, the Company will make conforming edits to all applicable references regarding effects excluding assumption updates.

14.	Please tell us your consideration of disclosing the changes in your contract holder behavior/long-term economic assumptions and aforementioned accounting shift, as a known trend that is reasonably expected to have a material unfavorable impact on total revenues. Refer to Item 303(a)(3) of Regulation S-K.

Response: The Company refers to contract holder behavior and long-term economic assumptions within Industry Trends and Uncertainties on page 97 of the Information Statement since the Company’s current assumptions may change in the future as additional contract holder behavioral data becomes available over time and/or when economic conditions change. As indicated in the response to Comment No. 11, the Company has only recently begun to observe sufficient and credible data supporting significant GMIB contract holder assumption changes. GMIB annuitization rates as well as other behavior assumptions are subject to change as company specific and/or industry experience emerges over time and economic factors change. Future changes in assumptions and market conditions could have a material unfavorable or favorable impact on net income including (i) shifts between the accounting measurement models described in the response to Comment No. 11 and changes in the fair value of the GMIB embedded derivatives recorded in net derivative gains (losses).

The Company has expanded the disclosure within Industry Trends and Uncertainties on page 97 and Summary of Critical Accounting Estimates – Liability for Future Policy Benefits on page 99 of the Information Statement, respectively, as highlighted below. The objective is to both clarify the potential future impact of additional changes in policyholder behavior assumptions as well as the potential increase in income statement volatility subsequent to the accounting shift reported in the second quarter of 2016.

Ms. Suzanne Hayes

United States Securities and Exchange Commission

December 5, 2016

Industry Trends and Uncertainties –Financial and Economic Environment

Revised Disclosure (changes from the previous disclosure in bold, underlined text)

The above factors affect our expectations regarding future margins, which in turn affect the amortization of certain of our intangible assets such as DAC and VOBA. Significantly lower expected margins may cause us to accelerate the amortization of DAC and VOBA, thereby reducing net income in the affected reporting period. We review our long-term assumptions about capital market returns and interest rates, along with other assumptions such as contract holder behavior, as part of our actuarial assumption review. As additional Company specific and/or industry information on contract holder behavior becomes available, related assumptions may change and may potentially have a material impact to liability valuations and net income. In addition, the accounting shift from insurance to fair value accounting that occurred in the second quarter of 2016 may result in greater income statement volatility in the future.

Summary of Critical Accounting Estimates – Liability for Future Policy Benefits

Revised Disclosure (changes from the previous disclosure in bold, underlined text)

During the second quarter of 2016, MetLife accelerated the annual review of actuarial assumptions for its U.S. Retail variable annuity business in light of the availability of a larger body of cumulative actual experience data than had been previously available. This data provided greater insight into contract holder behavior for GMIB riders passing the initial 10-year waiting period. As a result of this review, we made changes to contract holder behavior and long-term economic assumptions, primarily relating to annuitization, lapses and withdrawals, as well as risk margins. These assumption updates, principally involving contract holder behavior associated with GMIB riders, resulted in a shift in accounting treatment for certain of the variable annuity guarantees from accrual-based insurance liabilities to fair value-based embedded derivatives. ~~This shift and the resulting charge to earnings were primarily due to an increase in the anticipated level of forced annuitizations at the time of account value depletion. Expected cash outflows related to the non-life contingent portion of forced annuities available in many GMIB riders are reported as embedded derivatives.~~ This shift and the resulting charge to earnings were primarily due to an increase in the anticipated level of forced annuitizations where the non-life contingent portion is now reported as an embedded derivative. With more of the estimated future cash outflows being accounted for as embedded derivatives, the GMIB rider liabilities are more sensitive to market changes and thus may result in greater income statement volatility.

Ms. Suzanne Hayes

United States Securities and Exchange Commission

December 5, 2016

Rating Agencies, page 176

15.	We note your statement that in connection with the separation, rating agencies are expected to update the insurer financial strength ratings of your insurance company subsidiaries and assign credit ratings to your parent company. To the extent that you have experienced any rating changes or there are outstanding credit alerts or watches that may precede a rating change, please expand your disclosure to describe these events and discuss how these could affect liquidity, collateral calls on reinsurance or derivative contracts and the ability to write new policies. Please also include such information in the risk factor captioned, “A downgrade or a potential downgrade in our financial strength or credit ratings could result in a loss of business and materially affect our financial condition and results of operations.”

Response: Following the Company’s filing of the Registration Statement on October 5, 2016, the following rating agencies announced the following rating actions.

•	On October 5, 2016 – Moody’s Investor Service (“Moody’s”) downgraded the insurance financial strength ratings of MetLife Insurance Company USA (“MetLife USA”) and New England Life Insurance Company (“NELICO”) from “Aa3” to “A3”. The ratings outlook was revised to stable from negative. Moody’s does not currently rate First MetLife Investors Insurance Company (“FMLI”).

•	On October 5, 2016 – S&P Global Ratings affirmed its “A+” insurance financial strength ratings on MetLife USA, NELICO and FMLI. The ratings outlook remains negative.

•	On October 6, 2016 – Fitch Ratings downgraded the insurance financial strength ratings of MetLife USA and NELICO from “AA-” to “A+”. The ratings outlook was revised to stable from negative. Fitch Ratings does not currently rate FMLI.

•	On October 7, 2016 – A.M. Best downgraded the insurance financial strength ratings of MetLife USA, NELICO and FMLI from “A+” to “A”. The ratings outlook was revised to stable from negative.

In response to the Staff’s comment, the Company has included disclosure regarding these insurance financial strength rating downgrades in the Liquidity and Capital Resources section on page 181 and the Risk Factor entitled “A downgrade or a potential downgrade in our financial strength or credit ratings could result in a loss of business and materially affect our financial condition and results of operations” on page 35 of the Information Statement.

Ms. Suzanne Hayes

United States Securities and Exchange Commission

December 5, 2016

Business

Third-Party Reinsurance, page 232

16.	To the extent you are substantially dependent on any of your reinsurance agreements, please file them as exhibits.

Response: The Company uses reinsurance primarily in connection with its ordinary course prudent risk management practices. Based on its current product offerings and capital position the Company does not depend on reinsurance to manage surplus strain from the sale of new products or as a surrogate source of capital. In addition, the Company’s reinsurance is diversified with a group of highly rated reinsurers. Accordingly, the Company does not believe it is substantially dependent on any of its reinsurance agreements.

Compensation of Executive Officers and Directors, page 253

17.	We note your disclosure on page F-137 that your employees participate in MetLife’s stock compensation plans, the costs of which have been allocated to you and recorded in your statement of income. Please expand your disclosure to describe the effect that the separation and distribution will have on these stock compensation plans.

Response: We anticipate that the Company’s separation from MetLife will constitute the end of our employees’ employment with MetLife, Inc. and its affiliates, and that their MetLife, Inc. stock compensation awards will be retained or forfeited according to their terms. We also anticipate that, in accordance with the requirements of the plans, the MetLife, Inc. Board or appropriate committees will determine what adjustments, if any, to make to outstanding awards and the number of shares reserved for issuance under the stock compensation plans in order to prevent the dilution or enlargement of participants’ rights under the plans.

The Company has updated the disclosure in the Amendment accordingly. Please see page 259 of the Information Statement.

Financial Statements

Notes to Combined Financial Statements

1. Business, Basis of Presentation, and Summary of Significant Accounting Policies, page F-12

18.	It appears from your disclosures on pages 79 and 91 that the formation of Brighthouse as the eventual standalone parent company will be effective upon completion of the spin-off from MetLife and the newly-formed Brighthouse entity has no business transactions or activities and does not yet hold any of the certain assets and liabilities of the MetLife’s Retail and Corporate Benefit Funding segments. As such, tell us:

•	Why it is appropriate to label the combined financial statements as Brighthouse Financial Inc. and Related Companies;

Ms. Suzanne Hayes

United States Securities and Exchange Commission

December 5, 2016

•	Why it is appropriate to refer to the historical results presented in the summary and selected combined historical financial information/data as Brighthouse; and

•	Why it is appropriate to include the results of operations, financial condition, and cash flows of Brighthouse Inc. in the combined historical financial statements, when it was not incorporated until August 1, 2016.

Response: The formation of Brighthouse Financial, Inc. as the eventual standalone parent company is expected to occur prior to the completion to the Company’s separation from MetLife. Once the related companies, which are defined in Note 1 to the Combined Financial Statements, are contributed by MetLife to Brighthouse Financial, Inc., the Company will include consolidated financial statements, summary and selected historical financial information/data in subsequent filings.

The Company believes that it was appropriate to label the combined financial statements as Brighthouse Financial, Inc. and related companies and refer to the historical results presented in the summary and selected combined historical financial information/data as Brighthouse since:

•	as of the date of the filing and issuance of the financial statements Brighthouse Financial, Inc. was incorporated;

•	the Company did not think it would be misleading to a reader especially given the transparent disclosures about Brighthouse and the related companies; and

•	the basis of presentation is comparable to the consolidated presentation once the related companies are contributed to Brighthouse Financial, Inc.

Investments, Fixed Maturity and Equity Securities, page F-19

19.	You disclose that interest income is recognized using an effective yield method, giving effect to amortization of premiums and accretion of discounts. Please revise your amortization policy to clarify the period over which you amortize (ex: contractual or estimated lives of securities).

Ms. Suzanne Hayes

United States Securities and Exchange Commission

December 5, 2016

Response: The Company has included the following disclosure in Footnote No. 4 Investments – Net Investment Income in its September 30, 2016 Interim Financial Statements on page F-170 of the Information Statement as shown below.

Revised Disclosure (changes from the disclosure in the December 31, 2015 Company financial statements in bold, underlined text)

F-170 Disclosure - Fixed Maturity and Equity Securities

Interest income and prepayment fees are recognized when earned. Interest income is recognized using an effective yield method ~~giving effect to amortization of premiums and accretion of discounts~~ based on the estimated economic life of the securities, which for mortgage-backed and asset-backed securities considers the estimated timing and amount of prepayments of the underlying loans. (See “Investments - Fixed Maturity and Equity Securities AFS - Methodology for Amortization of Premium and Accretion of Discount on Structured Securities”.) The amortization of premium and accretion of discount of fixed maturity securities also takes into consideration call and maturity dates. Dividends on equity securities are recognized when declared.

Similar disclosure will be made in Footnote No. 1 Business, Basis of Presentation and Summary of Significant Accounting Policies - Investments, Fixed Maturity and Equity Securities beginning with the Company’s December 31, 2016 financial statements.

Ms. Suzanne Hayes

United States Securities and Exchange Commission

December 5, 2016

Please contact me at (980) 949-3626 with any questions you may have regarding the Registration Statement. Electronic mail transmissions may be sent to me at cdebiase@metlife.com and facsimile transmissions may be sent to my attention at (212) 251-1546.

Sincerely,

/s/ Christine M. DeBiase
Christine M. DeBiase
General Counsel and Corporate Secretary

Copies to:

Anant Bhalla

Brighthouse Financial, Inc.

Stephen Gauster

MetLife, Inc.

John Schwolsky

Willkie Farr & Gallagher LLP

Benjamin Nixon

Willkie Farr & Gallagher LLP